UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                   FORM 10-SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER

         SECTION 12(B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                            CASINOBUILDERS.COM, INC.

        (EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)

                                ----------------

 NEVADA                                                                880343834
(STATE OR OTHER JURISDICTION OF                                 (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NO.)

                          2110 VICKERS DRIVE, SUITE 100

                        COLORADO SPRINGS, COLORADO 80918

               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 1-800-288-7506

                           (ISSUER'S TELEPHONE NUMBER)

                                ----------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         Title of Each Class             Name of Each Exchange on
         To be so Registered             Which Each Class is to be registered
         -------------------             ------------------------------------
                None

          Securities to be registered under Section 12(g) of the Act:

                    Common Stock, Par Value $.001 Per Share
                                (Title of Class)

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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART I
  ITEM 1. DESCRIPTION OF BUSINESS............................................  3
  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.......... 11
  ITEM 3. DESCRIPTION OF PROPERTY............................................ 13
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS....... 13
  ITEM 6. EXECUTIVE COMPENSATION............................................. 16
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................... 16
  ITEM 8. DESCRIPTION OF SECURITIES.......................................... 16
PART II
  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
        AND OTHER SHAREHOLDER MATTERS........................................ 18
  ITEM 2. LEGAL PROCEEDINGS.................................................. 19
  ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...................... 19
  ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES............................ 20
PART F/S.....................................................................F-1
PART III................................................................      21
  ITEM 1. INDEX TO EXHIBITS.............................................



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                                     PART I

Item 1. Description of Business

Business Development. We were incorporated in the State of Nevada on August 23, 1995, as Magic Lantern Group, Inc. On May 13, 1999, we changed our name to CasinoBuilders.com., Inc.

We have not been involved in any bankruptcy, receivership, or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

On March 3, 1998, we underwent a forward stock split on a 30:1 basis, increasing the issued and outstanding number of our shares to 4,890,000. We also cancelled 1,890,000 shares of our common stock resulting in 3,000,000 shares of common stock issued and outstanding. This cancellation increased the percentage of the Company owned by the remaining shareholders from 60.24% to 100%. On May 13, 1999, we underwent a forward stock split on a 2:1 basis, resulting in 6,000,000 shares of our common stock issued and outstanding. Our existing Board of Directors resigned and was replaced with current Board Members, Andy P. Ruppanner and Steve Randall.

Our original business plan was to provide consulting and management services to the restaurant, bar, nightclub, and gaming industries in Southern Nevada by hiring managers from the casino industry and using their expertise to accomplish these objectives. We were not able to raise sufficient funding to pursue these objectives and we abandoned our original business plan. From approximately August 23, 1995 to approximately May 13, 1999 we conducted no business.

Our principal place of business is located in Colorado Springs, Colorado. Since changing our name, we have focused our efforts on attempting to establish agreements with companies that provide various products and services connected with the on-line casino business.

Products and Services

Our products and services consist of the following:

o Reselling of Avatar Casino Software - Avatar Casino Software enables casino operators to offer their Internet casino customers a three-dimensional Internet casino environment. Through this software Internet casino customers assume the appearance of cartoon like characters and travel throughout the Internet casino to engage in the following activities:

o         Chatting in a lounge

o Chatting while playing casino table games for fun such as black jack, roulette and Caribbean poker o Chatting and betting while playing casino table games.

We attempt to resell the Avatar gaming software to the Internet gaming industry. Lost Boys N.V. located in Amsterdam, The Netherlands developed this software. We have exclusive world wide marketing rights for the Lost Boys gaming software platform. Software prices will vary by the client, but will typically be in the $100,000 to $200,000 range, depending upon the extent of our customization of the software on behalf of the customer.

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o        Casino  Licensing - We intend to provide,  through our  agreement  with
         Cyberluck Curacao N.V., an apparatus to apply for Internet casino licensing in the Netherlands Antilles. Cyberluck Curacao N.V. is authorized by the Netherlands Antilles government to designate others
         to  operate  under  their  license  and   supervise   Internet   gaming
         enterprises. Cyberluck and the Netherlands Antilles government set license fees.

o Hosting/Co-Location Services - We intend to provide casino operators, through our agreement with Conet.N.V. website hosting, e-mail, and website design services. Our hosting and service fees will vary by individual client requirements, however, they will typically range from $1,000 to $7,000 monthly.

o E-Commerce - We intend to provide through our agreement with Global Cash N.V., an Internet technology "gateway" connecting service, based in Curacao, Netherlands Antilles. This connection enables Internet casino customers to establish a gaming account and the Internet casino to reach external E-commerce sources and merchant accounts for transaction processing. Global Cash processes credit card transactions to provide electronic currency credits to customer accounts that can be redeemed at the Internet casino operator's establishment. Our revenue from these services will be based on a negotiated percentage of each transaction.

o Marketing - We intend to provide direct marketing services to assist the Internet casino operator in advertising, development of marketing plans, market analysis, target market identification, designing Internet advertisements, buying Internet and print advertising space, and monitoring effectiveness of advertisements placed. Our consulting fees will range from $150 to $400 per hour depending upon the complexity of the job or requisite skill level required to complete the job.

o We have an exclusive contract from Fennel Promotions of Atlanta, Georgia to market a premier "Loyalty Awards Program," called the "E-Players Club". This program is designed to increase player loyalty at Internet gaming sites by awarding "points" for dollars wagered. Our revenue from these services will be based on a negotiated percent of each transaction.

In September 1999, our president, Mr. Ruppanner began attending casino trade shows. These marketing efforts have only resulted in one written agreement with Asian Star Development, Ltd. of Hong Kong, a prospective Internet casino operator. The agreement provides for Asian Star's purchase of the Avatar gaming software. Asian Star has paid us consideration of $65,750; a remaining $200,000 balance became due when we completed our customization of this software for Asian Star. Despite several communications to Asian Star that our customization of the software was complete and that the remaining $200,000 payment was due, Asian Star never paid the remaining balance and failed to otherwise respond to our demands for payment. Accordingly, we considered Asian Star to be in breach of our contract with them. We have received an offer to license this same customized software from a European operator in the amount of $135,000. We are in the process of completing that Agreement. We have received no other revenues. In addition, we have entered into no other agreements providing for payments to us that may result in revenues.

From approximately July 1999 to approximately November 1999, our business plans included: (1) development of an Internet gaming portal called GamblersPortal.com that would provide an information source for the entire gambling community; and
(2) A management contract with a Panama based casino, wherein we would have provided management and advertising support services.

We abandoned development of GamblersPortal.com because we had insufficient funds to establish and/or to develop this website. We abandoned our management contract with the Panama casino because that casino ceased doing business in September 1999.

We have had discussions with other companies regarding sale of our exclusive worldwide marketing agreement with Lost Boys Interactive, sale of the E-Players Loyalty program, sale of a majority interest to non-U.S. interests, and relocating our operations to a non-U.S. jurisdiction with non-U.S. shareholder control. We have not entered into any agreements, letters of intent or arrangements with any of these companies providing for any such occurrence. Further negotiations with any such companies are contingent upon the Commission's clearance of this Form 10-SB.

We provide a demonstration version of our Avatar Casino software at our website located at www.casinobuilders.com. This site provides information to prospective Internet casino operators and also enables them to have a hands on experience with our software. The games are used only to display our products and services to prospective clients and are not utilized for any actual gambling services. The software will enable a prospective Internet casino to operate Online Casino games using our software technology. The software that we provide to the Internet casino operator enables its customers to download a software program to enter the virtual Casino, enabling the Internet casino customer to enter the virtual casino environment and interact with other players and/or play casino games.

The software will enable an Internet casino to open casino accounts on behalf of its customers. The software program will accommodate e-commerce providers such as Global Cash or other providers that the casino operator will select and will require a customer to provide certain personal and financial information, including a user name and password. In order to play games and make wagers, a person must purchase electronic cash by making one or more credit card deposits into the person's account.

The software will enable an Internet casino operator to offer the following casino style games:
o        Slots
o        Blackjack
o        Video Poker
o        Roulette
o        Five Card Stud Poker
o        Caribbean Poker

We have incurred cumulative losses of $2,238,000 from our inception of August 23, 1995 to December 31, 1999. In addition, we had working capital and total capital deficiencies of $237,000 and $79,000, respectively at December 31, 1999. These conditions raise substantial doubt about our ability to continue as a going concern. We have been unsuccessful in marketing our services and software. In addition to our poor financial condition and our failure to successfully market our products and services, other factors may negatively impact our operations, including possible cessation of all our operations, as follows:

o Termination of our agreements with Cyberluck Curacao, N.V., Conet N.V., Global Cash N.V. or Fennell Promotions

o If any of the services or products offered by Cyberluck Curacao, N.V., Conet N.V., Global Cash N.V. or Fennell Promotions are terminated

o Our worsening financial condition necessitates restructuring our existing debt or raising additional capital through future issuances of debentures, thereby creating additional obligations that we may not be able to meet

o Internet Gambling is declared illegal be U.S. law or foreign jurisdictions, causing decreased or no demand for our services.


o Our only officer that devotes full time to our operations, Mr. Ruppanner, is no longer able to manage our operations Moreover, there is no assurance that we will be able to accomplish any of our objectives in marketing our products and services.

Technology and Infrastructure

We provide prospective Internet casinos operators and Internet casino operators with gaming software through our agreement with Lost Boys Interactive. We have not independently developed and do not intend to develop any technologies, including gaming software.

Distribution and Marketing

We now have no distribution agreements for distribution of our products and services. We now have no plan to obtain any such agreements.

We market our products and services through:

o Our Internet website - This website can be found through major search engines such as Yahoo.com, Excite.Com, and Infoseek.Com. Our website provides specific information regarding all our products and services, including a live demonstration of the Avatar casino software. The website provides general information about us, a downloadable example of the Avatar casino software enabling users to play the games of chance for fun, information regarding licensing of Internet casinos, banking and E-Commerce, marketing, and hosting of casino operators computers. Also we provide general information about the Internet gaming industry.

o        Conferences   and  Business  shows  -  These   conferences   and  shows
         concentrate in the casino business. We have attended the following casino conferences over the past year:

o        1999 World Gaming Expo in Las Vegas, Nevada

o        1999 Global Internet Conference in London, England

o        1999 Gaming Online Conference in London, England

o        2000 European Gaming Conference in Amsterdam

o        Global Interactive Gaming Summit, Montreal, Canada May 2000

         At these conferences industry software venders market their products at exhibit booths.

o Links to Our Website - We submit our web address to other websites that provide a listing of various products and services in the Internet gaming services. When Internet users visit those websites they have the ability to click on a link then sends them directly to our website. These websites do not charge us any fees for the listing of our products and services.

We plan to continue to market our products and services through these various methods. There is no assurance that any of our marketing strategies will be successful.

There are no assurances that we will be able to provide any of the foregoing services. We may not develop any contracts or otherwise secure any business that would enable us to provide such products services. We may find that our financial resources are not sufficient to provide such products or services.

To date, we have not provided any services or received any revenue in connection with the following products and services: o Sale and customization of Avatar Casino Software developed by Lost Boys N.V., Amsterdam o Casino Licensing through Cyberluck Curacao, N.V.

o Hosting/Co-Location Services through Conet, N.V. o E-Commerce Services through our agreement with Global Cash, N.V.

Other than the Asian Star transaction, the only services we have thus far provided have been marketing services for a French casino operator for which we received $56,000.

Material Agreements:
Avatar Gaming Software Agreement

On September 28, 1999 we entered into an exclusive licensing agreement with Lost Boys Interactive, an Amsterdam based software developer. Lost Boys Interactive granted us exclusive global marketing rights for their Avatar based casino gaming software platform that includes black jack, roulette and Caribbean poker. We issued consideration of 250,000 shares to Lost Boys Interactive for these rights. This agreement is effective until December 2001. We have an exclusive written contract with Lost Boys Interactive B.V. to re-sell their gaming platform software. The Company "commissioned" Lost Boys to improve their existing software platform to its current competitive level. The "commissioning" was paid for through an exchange by providing Lost Boys with information pertaining to current technology and market requirements. In the strategic alliance, Lost Boys is the software developer, and will provide software technological research and development as well as on-line gaming and entertainment technology in customized applications for the global market. CasinoBuilders.com will provide the global marketing and sales function.

Fennell Promotions, Inc. Agreement.
On August 13, 1999, we entered into an agreement with Fennell Promotions, Inc., granting us exclusive global marketing rights to Fennell's Supreme Privileges Awards that we have called our E-Players Club program. This program offers Internet casino customer points for every dollar waged at their casinos. The points may be redeemed for air travel, merchandise and sporting events tickets in which a specified number of points entitle players to certain such awards. Under the terms of this agreement, we will partner with Fennel to market the Supreme Privileges Awards Program to the Internet Gaming Industry under the brand E-Players Club. We provided Fennel with consideration of 40,000 shares of our common stock.

Future net Holdings, Ltd. Agreement.
On August 31, 1999 we entered into a purchase agreement with Futurenet Holdings, Ltd. to acquire all the outstanding shares of Cyberluck, Curacao N.V. A $50,000 deposit was made upon execution of the agreement. The agreement also provided that Futurenet Holdings had the authority to deliver to us all of the outstanding shares of Conet N.V. and Global Cash N.V. Cyberluck is the holder of a Master license for Internet gaming in the Netherlands Antilles. In accordance with the terms of the agreement, we were required to make total payments of $1.5 million in specified payments from September 1999 to October 1999. In the event we failed to make payments in accordance with the schedule we agreed to, we would incur a $250,000 penalty. We did make payments totaling $650,000, but not in accordance with the schedule we agreed to and we incurred a penalty of $250,000.

As of the end of September 1999, we had made payments to Futurenet in the amount of $400,000 and incurred a $250,000 penalty towards the purchase price.

In October 1999, we only made one payment of $200,000 to Futurenet of the required total payment due of $900,000.

On October 31, 1999, we entered into a new agreement with Futurenet Holdings, Ltd., to acquire all of the outstanding shares of Cyberluck, Curacao Holdings, Ltd. The acquisition, if consummated, would have provided us with a Netherlands Antilles exclusive master license whereby we intended to sublicense qualified applicants to operate Internet gaming casinos in addition to certain computer equipment and software adapted for such purpose. The purchase price was payable in installments due as follows:

October 31,  1999 - $650,000  December  1, 1999 - $350,000  February  29, 2000 -
$600,000 July 1, 2000 - $100,000

The initial  payment of  $650,000  was  non-refundable  and was paid as follows:
$450,000 was paid through September 30, 1999 and the balance of $200,000 in October 1999. We were unable to make the scheduled payment of $350,000 due on December 1, 1999 and accordingly lost the right to consummate the acquisition with the result that the $650,000 initial payment has been forfeited. Our financial statements at December 31,1999 give effect to the termination of the acquisition and the related loss incurred. We issued 750,000 shares valued at $468,750 to an investment group, contingent on the successful completion of the acquisition. The acquisition was terminated, thereby requiring that person's return of the shares. These shares were returned in June 2000.

Internet Growth
E-Commerce Growth

On January 13, 2000, CyberAtlas, an Internet survey company published the following information contained in articles at HTTP://CYBERATLAS.INTERNET.COM "The number of Internet users around the world is constantly growing. On January 4, 2000, The Computer Industry Almanac reported that by the year 2002, 490 million people around the world will have Internet access, that is 79.4 per 1,000 people worldwide, and 118 people per 1,000 by year-end 2005. The top 15 countries will account for nearly 82 percent of these worldwide Internet users (including business, educational, and home Internet users). By the year 2000 there will be 25 countries where over 10 percent of the population will be Internet users."

"The US has an overwhelming lead in Internet users with more than 110 million projected for year-end 1999, which is nearly 43 percent of the total 259 million worldwide Internet users. The US will have one-third of the total Internet users in 2002, and that number will decline to 27 percent by the end of 2005."

We do not know the percentage of e-commerce attributable to Internet casino gaming.

Status of any Publicly Announced New Product or Service.
We have no new products or services. All of our products and services derive from our agreements with third parties.

Competition.
We face intense competition in every facet of our business, as follows:

Internet Gaming Software - The following companies are our competitors in the area of Internet gaming software:
o        MicroGaming Systems, Inc.
o        Cryptologic,Inc.
o        Boss Media AB
o        StarNet

All of these companies have substantially greater assets and resources than we do. Their ability to market their products is greater. In addition, their software programs offer a more expansive collection of casino games. These companies have established distribution networks. In contrast, we are beginning the marketing of our products and services and have little assets or resources at this time to compete with companies of this size.

We anticipate that strategic competition will become more intense as new companies will enter the Internet Gaming Software market. To remain competitive, we may have to reduce the cost of our products and services, which may negatively affect our potential profitability or lead to additional losses.

We believe that potential new competitors, including large interactive and online software companies, media companies, and electronic gaming companies, such as Sega and Sony, may increase their focus on the interactive wagering market. The timing of competitive product and services releases and the similarity of such products or services to our products and services, may result in significant competition or reduced profit margins and influence competition.

We also anticipate that significant overseas competition will emerge. This may eventually result in additional competition as these overseas competitors expand into the United States or as we possibly expand internationally. Specifically, several well capitalized Australian media and gaming companies are already developing systems and services similar to us.

Casino Licensing and Hosting Service Provider - Cryptologic, MicroGaming, Boss Media, StarNet and others offer through third parties licensing and hosting services, because of their greater marketing resources.

Premium Awards Program Software - Cryptologic offers a incentive programs for its licensees. Similarly, MicroGaming and StarNet offer such programs.

All of these companies have substantially more assets and resources than we do. All of these companies have extensive marketing resources and distribution networks. We will face intense competition from all of these companies.

The November 1998 issue of the Casino and Gaming Business Market Research Handbook predicts that the Internet gaming market could reach $100 to $200 billion in annual revenues by 2005. Our competitors are prepared to meet this increasing market. Moreover, due to the expected growth of the Internet gaming market, established land based casinos, such as Trump and Wynn, with assets of hundreds of millions of dollars may enter the Internet gaming market. We will face intense competition from companies that are better equipped financially, technically, and professionally than we are to capture this market.

Sources and Availability of Raw Materials/Names of Principal Suppliers

Our business is not dependent upon the availability of raw materials, nor do we use suppliers. All of our software products are obtained from Lost Boys Interactive.

Dependence on one or a Few Major Customers.

We have one pending draft software licensing contract that has not yet been executed by one potential customer. We do not intend upon becoming dependent upon one or a few major customers. Our revenues may become dependent upon one or a few major customers for a certain time period, until such time that we develop additional customers.

Patents, Trademarks, Licenses, Royalty Agreements

We do not own any patents, copyrights or trademarks. In addition, we are not a party to any agreements in which we are obligated to pay royalties.

Government Regulation

Jurisdictional regulation of Internet gaming is the process whereby Governments (jurisdictions) through law and licensing, control the fair and equitable operation of gaming businesses. Jurisdictional Regulation provides a confirmation to the Internet gambler, that the games originating from that jurisdiction are fair, and operated by responsible business people. The Company continues to support activities that protect both the consumer and the operator of such businesses.

We do not operate Internet casinos and therefore are not subject to any government regulation regarding Internet gaming. Nonetheless, because our business is dependent upon sales of our products and services to Internet casinos, our revenues may be negatively affected due to regulation of the Internet gaming business. While we concentrate our marketing efforts upon the Australian, Caribbean, European and African gaming markets, that permit Internet gaming, international, federal, state of local laws may be imposed at any time. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on the Company's business, revenues, operating results and financial condition. We monitor the changes in any laws regarding Internet gaming. Should Internet gaming be declared illegal in certain jurisdictions we contemplate doing business in, and/or there is a materially adverse effect upon our business due to such declared illegality, we may be forced to change our business plan.

Our management remains concerned about the continued interest by federal and state lawmakers to outlaw Internet gambling. If Internet gambling is outlawed, interest in our products and services will diminish or will be non-existent.

Pending United States Legislation and Other Existing Laws

On November 19, 1999, the United States Senate passed S. 692, called the Internet Gambling Prohibition Act. On July 17, 1999, the U.S. House of Representatives failed to pass H.R. 3125, the U.S. House of Representative's version of the Senate bill S. 692.

Passage of such a gambling prohibition law would prohibit all Internet gambling sites from soliciting or collecting wagers from bettors in the United States. We do not now or intend in the future to transact business with any Internet gambling sites located in the United States or that solicits or collects wagers from bettors in the United States.

Our policy is to provide our software product only to casino operators who hold a license or demonstrate that they have a license pending.

Research and Development

We have spent no funds or time on research and development activities. We do not intend on spending any funds or time on research and development activities. Our products are derived from third parties.

Environmental Compliance

Our products and services do not involve the emission of any environmental pollutants, emissions, or waste. Therefore, we do not anticipate being subject to any environmental compliance matters.

Employees and Labor Relations

We currently have 2 total employees, of which only Mr. Ruppanner is a full time employee. None of our employees are represented by labor unions. We are not a party to any collective bargaining agreements or labor union contracts, nor have we been subjected to any strikes or employment disruptions in our history.

Item 2. Management's Discussion and Analysis or Plan of Operation
Management's Discussion and Analysis of Financial Conditions and Results of Operation

The following discussion of the financial condition and results of our operations should be read in conjunction with our financial statements and related to notes appearing elsewhere in this Form 10-SB. Except for the historical information contained herein, the discussion in this Form 10-SB contains forward-looking statements that involve risks, uncertainties and assumptions. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "believe" and similar language. These statements involve known and unknown risks, including those resulting from economic and market conditions, the regulatory environment in which we operate, competitive activities, and other business conditions, and are subject to uncertainties and assumptions set forth elsewhere in this registration statement. Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update these statements for the Next 12 Months.

         LIQUIDITY AND CAPITAL RESOURCES

At the commencement of our business plan in May of 1999, we assumed two primary sources of revenue, beginning in the third quarter of 1999, to provide liquidity and capital resources. The first was capital raised through equity investments and the second was sales. Approximately $700,000 was raised through equity sales and $50,000 of that amount went to operations and $650,000 was invested as a partial payment to acquire three operating Internet infrastructure companies in Curacao, Netherlands Antilles.

In the first quarter of 2000, we were unable to raise the funds required to complete the acquisition, and the contract was terminated. We have recorded a complete loss of our investment in our financial statements. This situation combined with low stock price caused us to rely solely on sales as a source of liquidity.

As of the present time, our only source of liquidity is current sales and consulting fees. There are two potential sales outstanding, which will yield approximately $200,000 revenue by the end of the third quarter of 2000.

Despite our lack of success in completing sales, we continue to receive inquiries from potential customers who wish to license our software. We are also exploring alternative sources of funds and have had informal discussions including merger with other companies in the entertainment, e-commerce business sectors and non-U.S. based gaming companies

RESULTS OF OPERATIONS

Our revenues have been far below what we anticipated in our business plan. Initial sales, which were anticipated in the fourth quarter of 1999, were delayed due to late development and completion of our Internet gaming software. One sale, which did occur in that quarter, was defaulted in the first quarter of 2000 for lack of complete payment. We did receive a down payment on the defaulted contract in the amount of $67,500 which is reported in our financial statements as revenue.

Due to this significant revenue shortfall we have reduced all operations to a minimum level until sales revenues arrive. Company management has received no salary payments since the company's inception, and will continue operating in that mode until profitability occurs.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

At the time of the commencement of trading our stock in 1999, the common stock began to trade under the symbol CSNO on the OTC Bulletin Board at $5.00. The stock price fell to the $1.00 range in the third quarter, and to the $.25 range in the fourth quarter.

In December 1999 we filed our Form10SB. We changed Company counsel in January 2000 and withdrew our Form10SB in February 2000.

In February 2000, the Company's securities were removed from the Over-The-Counter-Bulletin-Board "OTCBBB" and are now traded on the National Quotation Bureau's "pink sheets" under the symbol CSNO. Since February 2000, there has been an extremely limited market for our securities.

During   the   second   quarter  of  2000,   we  have   focused  on   completing
software-licensing sales. We have pending contracts to license software that we expect will result in approximately $200,000 in revenue.

In the second quarter of 2000 CSNO common stock trading has been very limited with a current price of $.08.

Item 3. Description of Property

Prior to our business in Internet gaming products and services, we did not own or lease any real property, but used office space at no charge from our Resident agent, Incorp Services, Inc. We had only a verbal agreement with the resident agent in which we paid our own bills relating to long distance telephone calls, secretarial, photocopying and other expenses. We maintain a corporate office in Colorado Springs, Colorado and Kirkland, Washington from which we receive mailing and secretarial services on a month-by-month basis for $50 per month. We do not have any physical space that we occupy or use at these locations. We have no lease agreement regarding these locations, but receive monthly invoices.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth each person known to the Company, as of August 14, 2000 to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

a) Security Ownership of Certain Beneficial Owners

TITLE OF CLASS  NAME & ADDRESS OF BENEFICIAL  NUMBER OF BENEFICIALLY  PERCENTAGE
                OWNER                         OWNED SHARES             OWNERSHIP
                                                                        OF CLASS
--------------  ----------------------------  -----------------------  ---------
COMMON          PAUL A. RUPPANNER                    2,002,913(1)          10.2%
9.8%
                2110 VICKERS DRIVE, SUITE 100
                COLORADO SPRINGS, COLORADO 80918
--------------  ----------------------------  -----------------------  ---------
COMMON          STEVE RANDALL                        1,620,097(2)           8.2%
                2110 VICKERS DRIVE, SUITE 100
                COLORADO SPRINGS, COLORADO 80918

--------------  ----------------------------  -----------------------  ---------

COMMON          BRADERLUX ALR                      2,166,666(3)           11.02%
                RICHARD BULLOCK
                2ND FLOOR-BROADCASTING HOUSE
                ROUGE BOULLION
                ST. HELIER, JERSEY JE43ZA

--------------  ----------------------------  -----------------------  ---------
COMMON           ZZG HOLDINGS                       1,337,736 (4)          6.81%
                 120 STATE AVENUE
                 536 OLYMPIA WASHINGTON 98501
                 ZVI Y. ZELIKOWITZ
                 P.O. BOX 4068
                 JERUSALUEM, ISRAEL
(1) This amount includes options to purchase 666,666 shares of our common stock at $0.35 per share which are exercisable as of June 1, 2000. Mr. Ruppanner has 666,666 options which are exercisable on June 1, 2001 and 666,666 which are exercisable on June 1, 2002. Each option issued to Mr. Ruppanner is exercisable into one (1) share of common stock, at a price of $.35 per share. We have included the options which are exercisable as of June 1, 2000. We have not included the options which cannot yet be exercised within 60 days.

(2)This amount includes options to purchase 666,666 shares of our common stock at $0.35 per share which are exercisable as of June 1, 2000. Mr. Randall has 666,666 options which are exercisable on June 1, 2001 and 666,666 which are exercisable on June 1, 2002. Each option issued to Mr. Randall is exercisable into one (1) share of common stock, at a price of $.35 per share. We have included the options which are exercisable as of June 1, 2000. We have not included the options which cannot yet be exercised within 60 days.

(3) The beneficial owner of Braderlux ARL became Richard Bullock of Belfast, Northern Ireland.

(4) ZZG Holdings is the holder of the Company's convertible debentures. These are convertible into common stock upon the holder's demand. As of September 30, 1999, the Company had issued 334,434 shares for conversion of $150,000 of the debenture. If the remaining debenture was converted at a similar rate, ZZG Holdings would control a total of 1,337,736 shares or 6.00% of the then-outstanding shares

(b) Security Ownership of Directors and Executive Officers

COMMON          PAUL A. RUPPANNER                    2,002,913(1)          10.2%
9.8%            2110 VICKERS DRIVE, SUITE 100
                COLORADO SPRINGS, COLORADO 80918

--------------  ----------------------------  -----------------------  ---------
COMMON          STEVE RANDALL                        1,620,097(2)           8.2%
                2110 VICKERS DRIVE, SUITE 100
                COLORADO SPRINGS, COLORADO 80918
 --------------  ----------------------------  -----------------------  --------


(1) This amount includes options to purchase 666,666 shares of our common stock at $0.35 per share which are exercisable as of June 1, 2000. Mr. Ruppanner has 666,666 options which are exercisable on June 1, 2001 and 666,666 which are exercisable on June 1, 2002. Each option issued to Mr. Ruppanner is exercisable into one (1) share of common stock, at a price of $.35 per share. We have included the options which are exercisable as of June 1, 2000. We have not included the options which cannot yet be exercised within 60 days.

(2) This amount includes options to purchase 666,666 shares of our common stock at $0.35 per share which are exercisable as of June 1, 2000. Mr. Randall has 666,666 options which are exercisable on June 1, 2001 and 666,666 which are exercisable on June 1, 2002. Each option issued to Mr. Randall is exercisable into one (1) share of common stock, at a price of $.35 per share. We have included the options which are exercisable as of June 1, 2000. We have not included the options which cannot yet be exercised within 60 days.

There are no arrangements that may result in a change in our control.

Item 5.  Directors, Officers, Promoters and Control Persons.
The members of our Board of Directors serve until the next annual meeting of the stockholders, or until their successors have been elected. Our officers serve at the pleasure of our Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below is acting on behalf of, or at the direction, of any other person.

Information as to our directors and executive officers is as follows:

NAME                       AGE      POSITION                    TERM OF OFFICE

--------------------------------------------------------------------------------
Paul A. Ruppanner           60      President/Director           Annual
2110 Vickers Drive
Suite 100
Colorado Springs, Co

80918

Steven B. Randall          56       Secretary/Treasurer          Annual
2110 Vickers Drive                  Director
Suite 1oo
Colorado Springs, CO

80918

Dr. Claus Wagner/Bartek    63       Director                     Annual
4092 Lee Highway
Arlington, VA  22207

Paul A. Ruppanner - President/Chairman of the Board of Directors/Director/Chief Executive Officer 60 years of age. From 1998 to 1999, Mr. Ruppanner was a vice president of the marketing and sales department of Command Software, an Anti-Virus software developer. From 1997 to 1998 Mr. Ruppanner were the president and chief executive officer of Softlock Services, a software developer in the area of content security on the Internet. From September 1996 to May 1997, Mr. Ruppanner was president and chief operating officer of HotOffice Technologies, an office network company, providing computer network infrastructure to small business. From 1994 to 1996 Mr. Ruppanner was a vice president and general manager of Office Depot. From 1992 to 1994, he was a vice president of Marketing at Technology Service Solutions. From 1996 to 1996 Mr. Ruppanner was a general manager, area general manager, vice president of business development, and director of operations at IBM CORPORATION.

Steven B. Randall - Secretary/Treasurer/Director 56 years of age. Mr. Randall is retired and participates in our affairs only on a part-time basis. From 1992 to 1999 Mr. Randall was the president of Direct Marketing Concepts, Inc., a marketing company located in Great Neck, New York. From 1988 to 1990, Mr. Randall was a director and treasurer of the Water Authority of Great Neck, New York.

Dr. Claus G. Wagner-Bartak - Director, 63 years of age, has been the director and chief operating officer of BA Technologies, Inc., a firm involved in the engineering business. From 1982 to present, Dr. Wager-Bartak has also president of Energy Dynamics, Inc., a firm involved in the engineering business. Dr. Wager-Bartak received his Doctoral of Science Degree in Physics, Chemistry and Radiology in 1969 from the Ludig-Maximilians University in Munich, Germany.

Mr. Ruppanner, Mr. Randall and Dr. Wager-Bartag have served as directors since May 19, 1999. They serve for indefinite terms. We have no significant employees other than our officers. There are no family relationships among our directors or officers.

Investment Company Act.
Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, we believe that we are not subject to regulation under the Investment Company Act of 1940 because: (1)we are in the business of providing Internet gaming products and services and we represent to the public that are in that business; (2) we are not engaged in the business of investing or trading in securities; (3) we were not organized as an Investment Company; (4) we do not and have not previously held ourself out to the public as being engaged primarily in the business of investing, reinvesting, owning, holding, or trading in securities; (5) none of our assets are comprised of common stock from other companies; and (6) we do not offer for sale any securities to the public or any value, net asset value, or current asset value attributable to redeemable securities or a portfolio of securities.

Involvement  in  Certain  Legal  Proceedings.
There have been no bankruptcies, criminal proceedings, or other legal proceedings during the past five years which would be material to the evaluation of the ability or integrity of any director, executive officer, any person nominated for such positions, any control person or any promoter of the Company.

Item 6. Executive Compensation

SUMMARY  COMPENSATION  TABLE

----------------------------

NAME AND            YEAR   SALARY   BONUS   OTHER ANNUAL      RESTRICTED      SECURITIES   LTIP      OTHER
PRINCIPLE POSITION         ($)      ($)     COMPENSATION ($)  STOCK AWARD(S)  UNDERLYING   PAYOUTS   ($)
                                                                   ($)        OPTIONS (#)  ($)

------------------  ----  --------  ------  ----------------  --------------  -----------  --------  ------
ANDY RUPPANNER(1)   1998         0       0           0                   0             0         0        0
PRESIDENT,          1999         0       0           0           1,336,427     2,000,000         0        0
                    2000         0       0           0                   0             0         0        0


STEVEN B. RANDALL(2)1998         0       0           0                   0             0         0        0
SECRETARY/DIRECTOR  1999         0       0           0             953,431     2,000,000         0        0
                    2000         0       0           0                   0             0         0        0


DR. WAGER-BARTAG(3) 1998         0       0           0                   0             0         0        0
DIRECTOR            1999         0       0           0                   0             0         0        0
                    2000         0       0           0                   0             0         0        0


(1) Mr. Ruppanner has received 1,336,427 shares of our stock in lieu of cash compensation during 1999.

(2) Mr. Steven B. Randall has received 953,431 shares of our stock in lieu of cash compensation during 1999. Both officers have agreed to forego cash compensation until funds are available for such compensation and our Board of Directors' authorizes such action.

(3) Dr. Wager-Bartag received no compensation for his services. We do not anticipate paying our officers any cash compensation until our revenues are sufficient to authorize such payments.

Item 7. Certain Relationships and Related Transactions

At the time of the contemplated transaction of Global Cash, N.V., Mr. Randall was a director of Global Cash; N.V. Mr. Randall resigned as a director of Global Cash, N.V. in approximately July 2000. Global Cash, N.V. was never ultimately acquired.

Subsequent to the agreement with Futurenet and in connection with that agreement, Mr. Ruppanner became a director of Conet N.V.

There are no other such relationships and related transactions, except for the securities transactions with Mr. Ruppanner and Mr. Randall described in Part II,
Item 4 "Recent Sales of Unregistered Securities."

Item  8. Description of Securities

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of common stock, of which 19,650,899 are issued and outstanding as of August 18, 2000. Of the shares issued and outstanding, a total of 12,823,106 are restricted pursuant to Rule 144. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

DEBENTURES.

In July 1999, we issued a Series A Convertible Debentures in the amount of $700,000 and received net proceeds of $600,000 after deducting debt issue costs of $100,000. The debentures are payable with interest at one percent per annum commencing August 1999 and are due in full on July 16, 2001. The debentures are convertible at any time into common stock at 75 percent of the closing bid price, quoted on the day preceding the conversion date, as reported by the NASD OTC bulletin board. We issued 995,224 shares of our common stock upon conversion of $300,000 of debentures through December 31,1999. At December 31, 1999, we incurred debt service costs of $49,500,which were included as interest expense in our financial statements at such date. The following shares were issued to the debenture holder in accordance with the conversion option:

August 11, 1999            13,333 shares
August 26, 1999            32,000 shares
August 30, 1999            55,467 shares
September 10, 1999         36,530 shares
October 11, 1999           41,425 shares
November 1, 1999          155,679 shares
November 4, 1999          350,000 shares
December 13, 1999         164,204 shares
January 7, 2000           496,586 shares
January 18, 2000          240,000 shares
March 24,2000             195,804 shares
June 12, 2000           1,475,193 shares

STOCK OPTIONS.

The Company has instituted a stock option plan, which is available to selected directors, officers, Employees and Consultants of the Company (Participants). The term of each Option will be ten years from the date of grant or a shorter term as determined by the Stock Option Committee (the "Committee") except for an ISO granted to 10% shareholders, in which the term of the option will be five years. The exercise price will be determined by the Committee and will not to be less than 100% of the Fair Market Value of the Shares subject to the option on the date of grant. The Stock Option Committee is comprised of Paul A. Ruppanner, President & CEO, and Steve Randall, Secretary and Treasurer.

As of the date of this filing, Andy Ruppanner and Steve Randall have each been granted 2,000,000 options to purchase our common stock. These options are effective as of September 15, 1999 and expire December 31, 2009. Each option issued to Mr. Ruppanner is exercisable into one (1) share of common stock, at a price of $.35 per share. None of the options outstanding have been exercised. Of the options granted to Ruppanner, 666,666 vested on June 1, 2000. Mr. Ruppanner has 666,666 options which vest on June 1, 2001 and 666,666 which vest on June 1, 2002. Of the options granted to Randall, 666,666 vested on June 1, 2000. Mr. Randall has 666,666 options which vest on June 1, 2001 and 666,666 which vest on June 1, 2002.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is quoted on the National Quotation Bureau's Pink Sheets under the symbol CSNO. It was formerly listed under the symbol MGIL. As of August 25,2000 the Company traded at a High/Ask price of $.07 and a Low/Bid price of $.03. The Company has had no prior history of trading.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National  Association  of  Securities  Dealers,  Inc.  (the  "NASD"),  which administers  NASDAQ,  has  recently  made  changes in the  criteria  for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate, which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

Stockholders.

There are 100 holders of the Company's Common Stock.

Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2. Legal Proceedings

We are not a party to any material pending legal proceedings. We are not aware of any pending or threatened legal proceedings, in which are involved.

Item  3.  Changes  in  and  Disagreements   with  Accountants  We  have  had  no
disagreements with our auditors.

Item 4. Recent Sales of Unregistered Securities

On May 9, 1997, we sold 100,000 shares of our common stock for $25,000 in reliance upon Rule 504 of Regulation D.

On May 29, 1999, we issued a total of 500,000 shares of our common stock to Paul
A. Ruppanner for services rendered and we issued 500,000 shares to Steve Randall. On May 29, 1999 we issued 2,166,666 shares to Braderlux ALR; 1,666,667 shares to Burgandy Holdings, Ltd.; 1,666,667 shares to Artistocrat Group, and 500,000 shares to Riva Investments Ltd. We relied upon Section 4(2) of the Securities Act of 1933, as amended ("the Act"). We believe Section 4(2) was available because the transactions did not involve a public offering.

In July 1999, we issued a Series A Convertible Debentures in the amount of $700,000 and received net proceeds of $600,000 after deducting debt issue costs of $100,000. The debentures are payable with interest at one percent per annum commencing August 1999 and are due in full on July 16, 2001. The debentures are convertible at any time into common stock at 75 percent of the closing bid price, quoted on the day preceding the conversion date, as reported by the NASD

OTC bulletin board. We issued 995,224 shares of our common stock upon conversion of $300,000 of debentures through December 31,1999. We relied upon Rule 504 of Regulation D of the Act. The following shares were issued to the debenture holder in accordance with the conversion option:

August 11, 1999            13,333 shares
August 26, 1999            32,000 shares
August 30, 1999            55,467 shares
September 10, 1999         36,530 shares
October 11, 1999           41,425 shares
November 1, 1999          155,679 shares
November 4, 1999          350,000 shares
December 13, 1999         164,204 shares
January 7, 2000           496,586 shares
January 18, 2000          240,000 shares
March 24,2000             195,804 shares
June 12, 2000           1,475,193 shares

On August 30, 1999, we issued 40,000 shares of our common stock to Frank Fennell to offer Supreme Privileges Point System to Internet Gaming Customers and 250,000 shares to Austin Burrell to become chairman of our advisory board which we later decided to discontinue. We relied upon Section 4(2) of the Act of 1933. We believe Section 4(2) was available because the transactions did not involve a public offering.

On September 28, 1999 and November 17, 1999, we issued 125,000 shares (Total 250,000 shares) of our common stock to Team Lost Boy BV for the exclusive global marketing rights of their Avatar gaming platform software. We believe Section 4(2) was available because the transactions did not involve a public offering.

On September 15, 1999, our board of directors granted Mr. Ruppanner and Mr. Randall, our officers, options to purchase up to 2,000,000 shares each of common stock at $0.35 per share through December 2009. 666,666 vested on June 1, 2000; 666,666 options vest on June 1, 2001 and 666,666 which vest on June 1, 2002. Each option is exercisable into one (1) share of common stock, at a price of $.35 per share. These options are the only outstanding options at December 31, 1999. As of August 13, 2000 none of these options have been exercised. We believe Section 4(2) was available because the transactions did not involve a public offering.

On October 11, 1999, we issued the following shares:

Date      Amount  Name                     Consideration
10/11/99  19,000  Saundra Rosenblum        Purchase URL
10/11/99  25,000  R Garcia                 Administrative assistance at start-up
10/11/99  25,000  Chanelle Olivier         Administrative assistance at start-up
10/11/99  25,000  Charissa Olivier         Administrative assistance at start-up
10/11/99  25,000  Colin  Ruppanner         Administrative assistance at start-up
10/11/99   5,000  Shernalda Raphelia       Outsourced employee incentive
10/11/99   5,000  Anthony P.M. Dick        Outsourced employee incentive
10/11/99   5,000  Scott Moar               Outsourced employee incentive
10/11/99 100,000  Whitehorse Investments   Investment Advisory services
                            Ltd

We believe Section 4(2) was available because the transactions did not involve a public offering.

During November 1999, we issued 2,263,678 shares of common stock in return for services. We believe Section 4(2) was available because the transactions did not involve a public offering. These shares were issued as follows:

Date        Amount     Name             Consideration
11/17/99   836,247   Paul A. Ruppanner  Shares in lieu of $200,000 Annual
                                        Salary; and serving as Chairman of Board

11/17/99   549,000   Cactus Consulting Intl. In  lieu  of  fee  for    providing
                                        financial services
                                        *Pres. of Cactus is Jan Olivier.

11/17/99   100,000   Claus Wagner-Bartak To serve as a Director

11/17/99   125,000   Team Lost Boys NV   Balance  of  incentive  to  give   CSNO
                                         Worldwide Exclusive Marketing rights

11/21/99    50,000   Adam Barnett       Partial Payment for Financial Consulting

11/21/99   150,000   Stock Exposure Inc.Payment for Marketing Services

11/29/99 453,431     Steven B. Randall  In lieu of salary ($175,000); serving on
                                        Board of Directors.
We believe Section 4(2) was available because the transactions did not involve a public offering.

On January 2000, we issued shares of our common stock for services rendered as follows:
Date       Amount     Name              Consideration
 1/6/00    82,000    Istrategic LLC     Purchase URLs
1/18/00   100,000     Adam Barnett      Final Payment for Financial Consulting

We believe Section 4(2) was available because the transactions did not involve a public offering.

On May 2000, we issued shares of our common stock as follows:
Date       Amount    Name               Consideration
5/31/00   150,000    Henrik Ponteyn     Technology  Consulting  and  Trade  Show
                                        Assistance

5/31/00   150,000    Dan Luther         Full   Year   Payment   for   Management
                                        Consulting



We believe Section 4(2) was available because the transactions did not involve a public offering.

Item 5. Indemnification of Officers and Directors.
The Company's Bylaws provide for indemnification of the Company's directors, officers, employees and other agents of the Company to the extent and under the circumstances permitted by the Indiana Business Corporation Law (the "IBCL"). The Company's Bylaws also provide that the Company will have the power to purchase and maintain insurance covering its directors, officers and employees against any liability or loss asserted against any of them and incurred by any of them, whether or not the Company would have the power to indemnify them against such liability under the IBCL. The Company has a pending application to obtain directors' and officers' liability insurance.

Section 5.1 of Article V of the Bylaws of the Company provides for indemnification of directors and officers of the Company to the fullest extent authorized by the IBCL, and is set forth below: Section 5.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in ay action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is an alleged action or failure to act in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Corporation to the fullest extent authorized by the BCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, court costs, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnities in connection therewith; provided, however, that except as provided in Section 5.3 with respect to proceedings seeking to enforce rights to indemnification, the Corporation will indemnify any such indemnities seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnities only if such proceeding (or part thereof) was authorized by the Board of Directors.

                                   PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBITS DESCRIPTION OF DOCUMENT

3.1       Articles of Incorporation

3.2       Bylaws

3.3       Certificate of Amendment to Articles of Incorporation

10.1      Employee Contract - Ruppanner

10.2      Employee Contract - Randall

10.3      1999 Stock Option and Restricted Stock Plan

10.4      Stock Option Agreement - Ruppanner

10.5      Stock Option Agreement - Randall

10.6      Agreement Lost Boys - The Netherlands

10.7      Financial Consulting Agreement - Portfolio

27.1      Financial Data Schedule - December 31, 1999

27.2      Financial Data Schedule - June 30, 2000


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       By: /s/ Paul A. Ruppanner
                                                              Paul A. Ruppanner,
                                                          President and Director
Dated August 25, 2000

                            CASINOBUILDERS.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report................................................ F-2

Balance Sheet............................................................... F-3

Statements of Operations.................................................... F-4

Statement of Stockholders' Equity........................................... F-5

Statements of Cash Flows.................................................... F-6

Notes to Financial Statements........................................ F-7 - F-13

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Casinobuilders.Com, Inc.

          We have audited the accompanying balance sheet of Casinobuilders.Com, Inc. (A Development Stage Company) as of December 31, 1999, and the related statements of operations, changes in stockholders deficit and cash flows for the years ended December 31, 1999 and 1998 and for the period from inception (August 23, 1995) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casinobuilders.Com, Inc. as of December 31, 1999 and the results of its operations and cash flows for the years ended December 31, 1999 and 1998 and for the period from inception (August 23, 1995) to December 31, 1999 in conformity with generally accepted accounting principles.

           The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred cumulative losses of $2,238,000 from inception (August 23, 1995 to December 31, 1999). Additionally, the Company had working capital and total capital deficiencies of $237,000 and $79,000, respectively, at December 31, 1999. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 2 to the financial statements. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

          As discussed in Note 14, the Company became aware in June 2000 of a potential claim against the Company involving the Series A Senior Subordinated Convertible Debentures. There is currently no pending litigation in this matter. The Company is unable to assess the merits of the potential claim if such action were brought against the Company, nor is it able to quantify the potential loss, if any, that might result if such claim was asserted. Accordingly, the financial statements do not include a provision for loss that might arise from such claim.


                                                    /s/Feldman Sherb & Co., P.C.
                                                       Feldman Sherb & Co., P.C.
                                                    Certified Public Accountants

New York, New York
June 30, 2000

                            CASINOBUILDERS.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS





 ASSETS


                                                                                            December 31,              June 30,
                                                                                                1999                    2000
                                                                                                                     (Unaudited)

CASH                                                                                  $                54,964  $              9,951

DEPOSITS                                                                                              468,750                     -

INTANGIBLES AND OTHER ASSETS                                                                           50,238                58,180
                                                                                        ----------------------   -------------------
                                                                                      $               573,952  $             68,131
                                                                                         ======================   ==================

  LIABILITIES AND STOCKHOLDERS' DEFICIT



CURRENT LIABILITIES:
     Accounts payable and accrued expenses                                            $               170,788  $            167,100
     Advance payable                                                                                        -               100,000
     Deferred licensing revenues                                                                      120,732                     -
                                                                                        ----------------------   -------------------
         TOTAL CURRENT LIABILITIES                                                                    291,520               267,100
                                                                                        ----------------------   -------------------
DEBENTURES PAYABLE - Due July 2001                                                                    361,507               206,000



STOCKHOLDERS' DEFICIT:
     Common Stock, $.001 par value, 50,000,000 shares authorized;
         17,657,902 and 19,650,899 shares issued and outstanding                                       17,657                19,650
     Additional paid in capital                                                                     2,157,957             1,945,614
     Deficit accumulated in the development stage                                                  (2,254,689)           (2,370,233)
                                                                                        ----------------------   -------------------
         TOTAL STOCKHOLDERS' DEFICIT                                                                  (79,075)             (404,969)
                                                                                        ----------------------   -------------------
                                                                                      $               573,952  $             68,131
                                                                                        ======================   ===================


                       See notes to financial statements


                            CASINOBUILDERS.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS



                                                                            Inception
                                           Year Ended December 31,      (August 23, 1995)        Six Months            Inception
                                         ---------------------------   --------------------         Ended          (August 23, 1995)
                                            1998           1999        to December 31, 1999     June 30, 2000      to June 30, 2000
                                                                                                 (Unaudited)             (Unaudited)

REVENUES                               $           - $             - $                    -  $         123,232  $           123,232
                                         -----------   -------------   --------------------   ----------------   -------------------
COSTS AND EXPENSES:
     Cost of services                              -               -                      -             43,050               43,050
     Selling, general and administrative      10,802       1,266,167              1,291,482            154,242            1,445,724
     Loss on terminated acquisition                -         650,000                650,000                  -              650,000
     Interest on debentures                        -         313,207                313,207             41,484              354,691
                                         -----------   -------------   --------------------   ----------------   -------------------
                                              10,802       2,229,374              2,254,689            238,776            2,493,465
                                         -----------   -------------   --------------------   ----------------   -------------------

NET LOSS                               $     (10,802)$    (2,229,374)$           (2,254,689) $        (115,544) $        (2,370,233)
                                         ============  ==============  =====================   ================   ==================

BASIC AND DILUTED
     LOSS PER COMMON SHARE             $       (0.00)$         (0.19)$                (0.29) $           (0.01) $             (0.27)
                                         ============  ==============  =====================   ================   ==================

WEIGHTED AVERAGE COMMON
     SHARES OUTSTANDING                    9,780,000      12,002,764              7,835,253         18,394,759            8,900,113
                                         ============  ==============  =====================   ================   ==================



Note: The Company was inactive during the six months ended June 30, 1999. Accordingly, no comparative operating results are presented herein.

                            CASINOBUILDERS.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                           Deficit
                                                                                                          Accumulated
                                                                                           Additional       in the        Total
                                                       Price per   Common Stock, Par Val      Paid        Development  Stockholders'
                                              Date     Share       Shares         Amount     Capital         Stage        Deficit


Inception                                    8/23/95                   -        $     -     $     -         $      -      $       -
Issuance of shares for cash                 10/20/95     0.03     60,000             60       1,440                           1,500
                                                                  -------       -------     -------         ---------      ---------
BALANCE, DECEMBER 31, 1995                                        60,000             60       1,440                -          1,500
Issuance of shares for cash                   7/3/96     0.37      3,000              3       1,097                           1,100
Net Loss                                                                                                      (1,922)        (1,922)
                                                                  -------       -------     -------         ---------      ---------
BALANCE, DECEMBER 31, 1996                                        63,000             63       2,537           (1,922)           678

Issuance of shares for cash                  5/19/97     0.25    100,000            100      24,900                          25,000

Net loss                                                               -              -           -          (12,591)       (12,591)
                                                                  -------       -------     -------         ---------      ---------
BALANCE, DECEMBER 31, 1997                                       163,000            163      27,437          (14,513)        13,087
Forward Split-30:1                            3/2/98           4,727,000          4,727      (4,727)
Net loss                                                               -              -           -          (10,802)       (10,802)
                                                                  -------       -------     -------         ---------      ---------
BALANCE, DECEMBER 31, 1998                                     4,890,000          4,890      22,710          (25,315)         2,285
Shares contributed to treasury and cancelled 5/13/99          (1,890,000)        (1,890)      1,890                               -

Forward Split- 2-1                           5/13/99           3,000,000          3,000      (3,000)                              -
Beneficial conversion feature - debentures                             -              -     200,000                         200,000

Issuance of shares for:
    Services                                 5/17/99   0.0167 1,000,000           1,000      15,700                          16,700
    Cash                                     5/27/99   0.0167 6,000,000           6,000      94,000                         100,000
    Marketing rights and service             9/28/99   0.50     165,000             165      82,301                          82,466
    Director services                        9/28/99   0.50     250,000             250     124,699                         124,949
    Conversion of debentures                 9/10/99   0.55     137,330             137      75,863                          76,000
    Services - acquisition                  10/11/99   0.63     750,000             750     468,000                         468,750
    Purchase of domain name                 10/11/99   0.63      19,000              19      11,856                          11,875
    Services                                10/11/99   0.63     215,000             215     134,160                         134,375
    Conversion of debentures                10/11/99   0.48      41,425              41      19,959                          20,000
    Conversion of debentures                 11/1/99   0.35     155,679             156      53,845                          54,000
    Services                                11/17/99   0.31   2,063,678           2,064     642,836                         644,899
    Services                                11/21/99   0.32     200,000             200      63,800                          64,000
    Conversion of debentures                12/13/99   0.30     164,204             164      49,836                          50,000
    Conversion of debentures                12/20/99   0.20     496,586             496      99,504                         100,000
Net loss                                                              -               -           -       (2,229,374)    (2,229,374)
                                                             ------------       -------   ---------       -----------     ----------
BALANCE, DECEMBER 31, 1999                                   17,657,902          17,657   2,157,957       (2,254,689)       (79,075)

Issuance of shares for:

    Services                                  1/6/00   0.20     100,000             100      19,900                          20,000
    Trade name                                1/6/00   0.20      82,000              82      16,318                          16,400
    Conversion of debentures                  2/8/00   0.17     435,804             436      74,564                          75,000
    Additional interest on debentures        3/31/00   0.10     350,000             350      34,650                          35,000
    Conversion of debentures                  5/1/00   0.13     137,931             138      17,862                          18,000
    Conversion of debentures                  5/9/00   0.05     750,000             750      35,250                          36,000
    Conversion of debentures                 5/11/00   0.05     279,570             280      12,720                          13,000
    Services                                 5/31/00   0.09     300,000             300      26,700                          27,000
    Conversion of debentures                  6/4/00   0.06     307,692             308      17,692                          18,000
    Return and cancellation of shares issued in
      connection with terminated acquisition 6/30/00   0.63   (750,000)            (750)   (468,000)                       (468,750)
Net loss                                                                                                     (115,544)     (115,544)
                                                             ------------      --------   ---------       -----------     ----------
BALANCE, JUNE 30, 2000  (Unaudited)                           19,650,899       $ 19,650  $1,945,614      $ (2,370,233)    $(404,969)
                                                             ============      ========   =========       ============    ==========


                       See notes to financial statements

                            CASINOBUILDERS.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS


                                                                                     Inception         Six Months       Inception
                                                       Year Ended December 31,   (August 23, 1995)       Ended      August 23, 1995)
                                                          1998          1999   to December 31, 1999  June 30, 2000  to June 30, 2000
                                                                                                       (Unaudited)       (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                           $ (10,802)  $ (2,229,374)   $(2,254,689)      $  (115,544)   $    (2,370,233)
                                                       ----------  ------------    ------------      -------------      ------------

    Adjustments to reconcile net loss to net cash
      used in operating activities:
        Amortization of debt issuance costs                    -         61,507         61,507             4,493             66,000
        Depreciation and amortization                         74          4,199          4,446             8,458             12,904
        Common stock issued for services                       -      1,067,389      1,067,389            47,000          1,114,389
        Non-cash interest on debentures                        -        200,000        200,000            36,991            236,991

    Changes in assets and liabilities:
      Increase (decrease) in
          accounts payable and accrued expenses              100        170,097        170,418            (5,679)           164,739
      Increase (decrease) in deferred licensing revenues       -        120,732        120,732          (120,732)                 -
        Total adjustments                                    174      1,607,224      1,607,792           (29,469)         1,578,323
                                                       ----------  ------------    ------------      -------------      ------------
NET CASH USED IN OPERATING ACTIVITIES                    (10,628)      (605,450)      (630,197)         (145,013)          (775,210)
                                                       ----------  ------------    ------------      -------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of intangible and other assets                 -        (42,439)       (42,439)                -            (42,439)
                                                       ----------  ------------    ------------      -------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock                                   -        100,000        127,600                 -            127,600
    Proceeds from advance                                      -              -              -           100,000            100,000
    Proceeds from sale of debentures                           -        600,000        600,000                 -            600,000
                                                       ----------  ------------    ------------      -------------      ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                      -        700,000        727,600           100,000            827,600
                                                       ----------  ------------    ------------      -------------      ------------
NET INCREASE (DECREASE) IN CASH                          (10,628)        52,111         54,964           (45,013)             9,951

CASH - beginning of period                                13,481          2,853              -            54,964                  -
                                                       ----------  ------------    ------------      -------------      ------------
CASH - end of period                                   $   2,853     $   54,964      $  54,964        $    9,951        $     9,951
                                                        ===========   ============  ==========         =========          ==========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION:

    No cash payments were made for income taxes or interest during each of the above periods.

    Non-cash investing and financing activities

      Common stock issued for:

        Conversion of debentures                        $      -     $  300,000     $  300,000        $  160,000     $      460,000
                                                        ===========   ============  ==========        ===========   ================

        Acquisition of intangible assets                $      -     $   11,875     $   11,875        $   16,400     $       28,275
                                                        ===========   ============  ==========        ===========   ================



   Note: The Company was inactive during the six months ended June 30, 1999.
    Accordingly, no comparative statement of cash flows is presented herein.


                       See notes to financial statements

                            CASINOBUILDERS.COM, INC.
                            ------------------------
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

1.        THE COMPANY

               Casinobuilders.Com, Inc. (the "Company"), formerly known as Magic Lantern Group, Inc., was organized in Nevada in August 1995. The
          Company plans to provide consulting, marketing and operational services to clients offering electronic gaming entertainment through the Internet. The Company was in the development stage at December 31, 1999.

               UNAUDITED FINANCIAL STATEMENTS - The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments which include normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made. The results of operations for the six month period ended June 30, 2000 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2000. These financial statements should be read in conjunction with the Company's December 31, 1999 financial statements and accompanying notes thereto included in Form 10-SB.

2.        GOING CONCERN

               The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred cumulative losses of $2,238,000 from inception (August 23,
          1995) to December 31, 1999. Additionally, the Company had working capital and total capital deficiencies of $237,000 and $79,000 at December 31, 1999. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters include restructuring its existing debt, raising additional capital through future issuances of stock and or debentures and ultimately developing a viable business. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

3.       SIGNIFICANT ACCOUNTING POLICIES

         A. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

         B. LOSS PER SHARE - Basic loss per share was computed using the weighted average number of shares of outstanding common stock. Weighted average share and per share amounts were restated to give retroactive effect to the stock splits occurring in March 1998 and May 1999. Diluted per share amounts when applicable also include the effect of dilutive common stock equivalents from the assumed exercise of options and conversion of debentures.

         C. REVENUE RECOGNITION - Revenues are recognized over the term of the contracts on a straight-line basis.

         D. INCOME TAXES - Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

         E. FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of the assets and liabilities reported in the balance sheet approximate their fair market value based on the short-term maturity of these instruments.

         F. STOCK-BASED COMPENSATION - The company accounts for stock transactions in accordance with APB No. 25, "Accounting for Stock Issued to Employees". In accordance with statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", the Company adopted the pro forma disclosure requirements of SFAS 123.

4.       LOSS ON TERMINATED ACQUISITION

                  On October 31, 1999, the Company entered into an agreement with Futurenet Holdings Ltd. ("Futurenet") to acquire all of the outstanding shares of Cyberluck, Curacao N.V., Conet N.V. and Global Cash N.V. for $1,700,000. The acquisition, if consummated, would have provided the Company with a Netherlands Antilles exclusive master license to operate Internet gaming casinos in addition to certain computer equipment and software adapted for such purpose. The purchase price was payable in installments due as follows: $650,000 - October 31, 1999; $350,000 - December 1, 1999; $600,000 - February 29, 2000;
         $100,000 - July 1, 2000. The initial payment of $650,000 was non-refundable and was paid $450,000 through September 30, 1999 and the balance of $200,000 in October 1999. The Company was unable to make the scheduled payment of $350,000 due on December 1, 1999 and accordingly lost the right to consummate the acquisition with the result that the $650,000 initial payment has been forfeited. The financial statements at December 31, 1999 give effect to the termination of the acquisition and to the related loss incurred. The Company issued 750,000 shares valued at $468,750 to a certain person, contingent on the successful completion of the acquisition. The acquisition was terminated, thereby requiring the return of the shares to the Company. Such shares were returned in June 2000 and cancelled.

5.       INTANGIBLES AND OTHER ASSETS

         At December 31, 1999, intangibles and other assets consisted of the following:

                                             Estimated
                                            useful life                   Amount

                                          ----------------      ----------------
         Office equipment                 5 years               $          3,500
         Domain name                      5 years                         11,875
         Software platform                3 years                         39,062
                                                                ----------------
                                                                          54,437

         Less: Accumulated depreciation
          and amortization                                                 4,199
                                                                ----------------
                                                                $         50,238
                                                                ================

6.       ACCOUNTS PAYABLE AND ACCRUED EXPENSES

         At December 31, 1999, accounts payable and accrued expenses consisted of the following:

         Trade payables                                      $            89,841
         Consulting fees                                                  51,504
         Professional fees                                                27,243
         Interest on debentures                                            2,200
                                                             -------------------
                                                             $           170,788
                                                             ===================




7.       ADVANCE PAYABLE

                  The Company received $100,000 in March 2000 as payment in advance for the issuance of the Company's common stock. As of June 30, 2000, the number of shares to be issued has not been determined. Accordingly, such funds are reflected in the financial statements as an "advance payable"

8.       DEBENTURES PAYABLE

                  In  July  1999,   the  Company  issued  Series  A  Convertible
         Debentures in the amount of $700,000 and received net proceeds of $600,000 after deducting debt issue costs of $100,000. The debentures are payable with interest at one percent per annum commencing August 1999 and are due in full on July 16, 2001. The debentures are convertible at any time into common stock at 75 percent of the closing bid price, quoted on the day preceding the conversion date, as reported by the NASD "OTC-Bulletin Board". The discount provided to the debenture holders represents a beneficial conversion feature which at the time of issuance amounted to $200,000. Such amount was included in interest expense in the financial statements at December 31, 1999. Interest at one percent per annum is accrued monthly and is convertible into common shares as determined by the agreement. Debt issuance costs are being amortized over the life of the loan or July 16, 2001, whichever is sooner. At December 31, 1999 such costs amounted to $61,507 and were included in the financial statements as interest expense. Debentures payable at December 31, 1999 of $ 361,507 are net of unamortized debt issuance costs of $38,493. The Company issued 995,224 shares of common stock upon conversion of $300,000 of debentures through December 31, 1999. At December 31, 1999 the Company incurred debt service costs of $49,500, which were included as interest expense in the financial statements at such date.

9.       DEFERRED LICENSING REVENUES

                  On September 15, 1999, the Company signed a contract to license a Turn-Key Internet Casino for a term of three years expiring in September 2002. The agreement called for an initial payment of $65,750 upon signing of the contract and $200,000 within 120 days thereafter. In January 2000, the customer terminated the agreement and accordingly forfeited the initial payment. In December 1999, the Company received an advance of $54,982 for services to be provided in the year 2000. Such receipts, totalled $120,732 and were included in the financial statements as deferred licensing revenues at December 31, 1999. The Company recorded the full amount of such revenue as income earned during the six months ended June 30, 2000.

10.      LEASES

                  Prior to May 1999, the Company neither owned nor leased any real property. The Company currently utilizes an executive suite in Colorado Springs, Colorado, which provides mailing and secretarial services to the Company on a month-to-month basis at $50 per month.

                  The Company's client support offices are located in Kirkland, Washington. The Company leases this space on a month-to-month basis at $500 per month.

                   Total rent expense for 1999 was $3,283.

11.      STOCK SPLIT

                  On March 3, 1998, the Company declared a forward stock split on a 30:1 basis. On May 13, 1999, the Company declared a forward stock split on a 2:1 basis. All share and per- share amounts in the accompanying financial statements have been restated to give retroactive effect to the stock splits.

12.      STOCK OPTIONS

                  On September 15, 1999, the Company instituted a stock option and restricted stock plan which is available to selected directors, officers, employees and consultants of the Company ("Participants").

                  The term of each option is ten years from the date of grant or such shorter term as determined by the Stock Option Committee (the "Committee") except for a grant to a 10% shareholder, for which the term will be five years. The exercise price will be determined by the Committee and will not be less than 100% of the fair market value of the shares subject to the option on the date of grant.

                  The restricted stock would be granted to Participants for services rendered at no additional cost to the Participants. The terms, conditions and restrictions of the stock will be determined by the committee on the date of grant. On the date the restriction period terminates, the restricted stock will vest in the Participant.

                  On September 15, 1999, the board of directors granted Messrs. Ruppanner and Randall, both officers of the Company options to purchase up to 2,000,000 shares each of common stock at $0.35 per share through December 2009, with vesting over a three-year period from the date of hire. The aforementioned options were the only outstanding options at December 31, 1999.

                  Pro forma information regarding net loss and loss per share is presented below as if the Company had accounted for its employee stock options under the fair value method of SFAS 123; such pro forma information is not necessarily representative of the effects on reported net income for future years due to, among other things: (1) the vesting period of the stock options and the (2) fair value of additional stock options in future years.

                  Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS 123, the Company's net loss for the period ended December 31, 1999 would have been approximately ($2,741,811) or ($0.23) per share. The weighted average fair value of the options granted during the period ended December 31, 1999 are estimated as $0.35 on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the period ended December 31, 1999: expected dividend yield of 0%, expected volatility of 50%, risk free interest rate of 5.7%, and an estimated life of five years.

13.      INCOME TAXES

                  The following is a reconciliation of income taxes and amounts computed using the U.S. Federal statutory rate and the effective tax rate for the years ended December 31, 1999 and 1998

                                                       1999                 1998
                                                   ------------     ------------
         Pre-tax loss                              $ (2,212,000)    $   (10,800)
                                                                    ============
         Tax benefit at Federal statutory rate (35%)   (774,000)         (3,800)
         Permanent  differences                           4,000               -
         Tax benefit not recognized                     770,000           3,800
                                                  -------------     ------------
         Taxes per financial statements            $          -     $         -
                                                  =============     ============


                  The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this standard, the Company records as an asset its net operating loss carryforward ("NOL") based upon current tax returns, and establishes a valuation allowance to the extent of any NOL which will not be utilized in the foreseeable future. At this time, the Company can not reliably predict future profitability. Accordingly, the deferred tax asset has been reduced in its entirety by the valuation allowance. As of December 31, 1999, the Company had net operating loss carry forwards of approximately $2,234,000 expiring variously through 2019.

                  A significant portion of these carry forwards may be subject to limitations on annual utilization due to "equity structure shifts" or "owner shifts" involving "5 percent stockholders" (as defined in the Internal Revenue Code), which resulted in more than a 50% change in ownership.

14.      SUBSEQUENT EVENT

                  In June 2000, the Company issued 1,475,193 shares of its common stock in accordance with the conversion provisions of its Series A Subordinated Convertible Debentures. Under the advice of counsel, these shares were issued with a restrictive legend in accordance with the Securities Act of 1933. Although there is no pending litigation, nor threat of litigation in this matter, the debenture holder may take action against the Company to remove the restrictive legend from these shares.

                  The Company is unable to assess the merits of a potential claim if such demand or action is brought against the Company, nor is it able to quantify the potential loss, if any, that might result if such claim is asserted. Accordingly, the financial statements do not include a provision for loss that might arise from such claim.